Annual Report

Cover Page

Name of issuer:

RawNature5 Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/22/2014

Physical address of issuer:

1920 HILLHURST AVE STE V911
LOS ANGELES CA 90027-2712

Website of issuer:

http://drinkkoia.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

50

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$30,615,389.00	$29,474,377.00
Cash & Cash Equivalents:	$1,157,533.00	$2,211,883.00
Accounts Receivable:	$4,784,545.00	$3,508,820.00
Short-term Debt:	$5,371,799.00	$1,749,093.00
Long-term Debt:	$6,879,643.00	$0.00
Revenues/Sales:	$45,263,717.00	$36,003,275.00
Cost of Goods Sold:	$33,409,452.00	$27,924,577.00
Taxes Paid:	$0.00	$0.00
Net Income:	($10,150,822.00)	($18,616,092.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other

anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

RawNature5 Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Will Mooney	Principal	KarpReilly	2020
Jared Stein	Partner	Monogram Capital	2020
Henry Spring	Partner	KarpReilly	2020
Christopher Hunter	CEO	Koia	2016
William Moses	CEO	Fermented Sciences	2018
Shannon Race	Principal	Starshot Ventures	2022
Michael Woolard	President	Koia	2019
Kurt Seidensticker	Investor	Startshot Ventures	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christopher Hunter	CEO	2016
Michael Woolard	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Starshot Ventures Fund I LP	30334326.0 Series B2 Preferred	28.613

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the

attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Holding a convertible note does not entitle you to any rights with respect to equity of the company, including, without limitation, voting rights, tag-along rights and drag-along rights. You will only be entitled to rights on the equity of the company if and when the company delivers such equity to you upon conversion of your convertible note.

The business prospects of the company depend in part on management's ability to develop favorable customer recognition of the company's trademarks, trade names, technologies and services. Further, even if secured, the company's trademarks and trade names could be imitated or misused in ways that management cannot prevent. In addition, reliance on trade secrets, proprietary know-how, technological systems and concepts, warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to the company's trade secrets, know-how, technological systems and concepts.

The company cannot assure you that new or modified laws or regulations will not be passed that could require the company to alter the services provided by the company or impose other obligations on the company. In addition, new or stricter regulations could prevent the company from maintaining certain aspects of its services. Such changes could have a material adverse effect on the company's business, financial condition and operations, and/or could affect the public's perception of the company's services.

Competitors of the company may offer services similar to or greater than those of the company. If new innovations or technologies emerge that are able to deliver competitive services and applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact the company's ability to compete.

Customer preferences for better-for-you beverages are continually evolving. The ability of the company to continue to grow revenues will depend upon customer acceptance of the company's products. Demand for the company's products is affected by a number of factors, many of which are beyond the company's control.

Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition.

We rely on various intellectual property rights in order to operate our business. Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade

can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, notable investors, or prospects could negatively affect our corporate reputation, ability to attract high quality talent, and/or the performance of our business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid our brands and/or choose brands offered by our competitors, which could negatively affect our financial results.

The company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed A1 Preferred	7,202,135	7,202,135	Yes
Series Seed C1 Preferred	3,273,024	3,273,023	Yes
Series Seed C2 Preferred	3,334,995	3,334,994	Yes
Series Seed C3 Preferred	4,040,541	4,040,541	Yes
Series Seed A2 Preferred	5,500,000	5,500,000	Yes
Series Seed A3 Preferred	3,259,793	3,259,793	Yes
Series Seed A4 Preferred	6,198,347	6,000,245	Yes
Series Seed C4 Preferred	7,500,000	7,409,639	Yes
Common	105,118,559	12,691,409	Yes
Series B1	9858112	9858112	Yes
Series B2	35982149	31047130	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	9,818,834
Options:	2,578,816

24. Describe the material terms of any indebtedness of the issuer:

Loan

Issue date	04/14/21
Amount	$5,000,000.00
Outstanding principal plus interest	$5,750,000.00 as of 04/05/22
Interest rate	20.0% per annum
Maturity date	07/31/22
Current with payments	Yes

This loan was converted to equity or repaid

Loan

Issue date	12/12/21
Amount	$4,750,000.00
Outstanding principal plus interest	$4,750,000.00 as of 04/04/22
Interest rate	12.0% per annum
Maturity date	04/12/22

This loan was converted to equity or repaid

Loan

Lender	Multiple
Issue date	07/04/23
Amount	$6,250,000.00
Outstanding principal plus interest	$6,662,515.75 as of 12/30/23
Interest rate	14.4% per annum
Maturity date	07/04/23
Current with payments	Yes

The loan also carries warrants. The interest rate and warrants had a step up when the loan was not repaid within 90 days.

Convertible Note

Issue date	03/31/22
Amount	$4,745,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$115,000,000.00
Maturity date	09/05/22

If the company hasn't repaid the notes at maturity, the Lead Lender can elect to either convert the notes or consummate a Dual Track process. Conversion would be into senior shares at a pre-money equity value cap based on a multiple of LTM Net Revenue depending on growth of LTM Revenue and LTM EBITDA being greater than a certain dollar amount (as set forth in Section 8.11(g) of the March 2021 NPA). The interest rate on the notes is 20% per annum. If the notes remain outstanding as of July 1, 2022, the interest rate will increase to 30% commencing on July 1, 2022, and continuing until the maturity date. The maturity date is September 5, 2022.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2019	Section 4(a)(2)	Convertible Note	$7,132,986	General operations
6/2021	Section 4(a)(2)	Preferred stock	$7,260,298	General operations
3/2022	Section 4(a)(2)	Convertible Note	$4,745,000	General operations

5/2022	Regulation Crowdfunding	Convertible Note	$420,990	General operations
5/2022	Regulation D, 506(c)	Convertible Note	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Multiple
Amount Invested	$6,250,000.00
Transaction type	Loan
Issue date	07/04/23
Outstanding principal plus interest	$6,662,515.75 as of 12/30/23
Interest rate	14.4% per annum
Maturity date	07/04/23
Current with payments	Yes
Relationship	Shareholders

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

🌿 Making delicious, plant-based nutrition accessible to all

Create, sell, and market plant-based low sugar beverages.

Koia wants to either generate $100mm in revenue and growing, or have partnered with or sold to a strategic partner.

Milestones

RawNature5 Corporation was incorporated in the State of Delaware in October 2014.

Since then, we have:

- 🚀 $45M in 2023 sales revenue & 197% annual revenue growth
- 🔥 Backed by investors Chris Paul, Kevin Hart, Kyler Murray, Cordae & The Weeknd
- 🎯 35,000 retail stores including Target, Walmart, 7-Eleven, Wegmans, Safeway & Whole Foods Market, Walgreens and Starbucks
- 💜 Featured in Wall Street Journal, Reuters, Men's Health, Pop Sugar & Forbes

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $45,263,717 compared to the year ended December 31, 2022, when the Company had revenues of $36,003,275. Our gross margin was 26.19% in fiscal year 2023, compared to 22.44% in 2022.
- *Assets*. As of December 31, 2023, the Company had total assets of $30,615,389, including $1,157,533 in cash. As of December 31, 2022, the Company had $29,474,377 in total assets, including $2,211,883 in cash.
- *Net Loss*. The Company has had net losses of $10,150,822 and net losses of $18,616,092 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities*. The Company's liabilities totaled $12,251,442 for the fiscal year ended December 31, 2023 and $1,749,093 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with over $75M from equity and shareholder loans. Koia also has a line of credit to finance working capital with a balance of $5M.

Koia does not intend to raise additional equity in the immediate term.

Runway & Short/Mid Term Expenses

RawNature5 Corporation cash in hand is $1,161,737.19, as of March 2024. Over the last three months, revenues have averaged $3,900,000/month, cost of goods sold has averaged $2,500,000/month, and operational expenses have averaged $1,300,000/month, for an average net margin of $100,000 per month. Our intent is to be profitable in 9 months.

No material changes have occurred since 12/31/2023, the date that our financials cover.

In the next 3-6 months, we expect our revenue to reach $4,500,000 and we expect our expenses to decrease by $300,000 due to efficiencies gained in manufacturing.

Koia has been EBITDA positive for the last 4 months. After interest expense and depreciation Koia continues to show a loss on a monthly basis. Koia expects to show a profit by the end of 2024.

Outside of the Series B funding in July of 2022, Koia borrowed funds from shareholders in July 2023.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Christopher Hunter, certify that:

(1) the financial statements of RawNature5 Corporation included in this Form are true and complete in all material respects ; and

(2) the financial information of RawNature5 Corporation included in this Form reflects accurately the information reported on the tax return for RawNature5 Corporation filed for the most recently completed fiscal year.

Christopher Hunter
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days

prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://drinkkoia.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

- Christopher Hunter
- Henry Spring
- Jared Stein
- Kurt Seidensticker
- Michael Woolard
- Shannon Race
- Will Mooney
- William Moses

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

RawNature5 Corporation

By

Chris Hunter

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Chris Hunter

CEO & Co-Founder
4/1/2024

Michael Woolard

President
4/2/2024

Kurt G Seidensticker

Managing Partner, Starshot Ventures
4/2/2024

Shannon Race

Principal
4/2/2024

Bill Moses

Director
4/12/2024

Jared Stein

Co-Founder & Partner
4/12/2024

Henry Spring

Managing Partner, KarpReilly
4/16/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.